1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No. 45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Clarification to ASE’s Form 6-K (9/23)

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2015/09/24

Taiwan – September 24th, 2015 – Siliconware Precision Industries Co., Ltd. (NASDAQ: SPIL, TWSE: 2325) (“SPIL”) and Advanced Semiconductor Engineering, Inc. (TAIEX stock code: 2311, NYSE: ASX) (“ASE”) met yesterday. However, the statements regarding the meeting in the Form 6-K filed by ASE is different from its Chinese news release in Taiwan.

ASE’s Form 6-K stated: “We trust that Chairman Lin and SPIL’s management team will take into account shareholders’ rights and interests when the management seriously re-evaluates whether the Hon Hai Deal was truly necessary and appropriate, and whether the actions to implement the Hon Hai Deal were in compliance with the relevant laws and regulations.” On the other hand, in ASE’s Taiwan news release it stated: “We trust that Chairman Lin and SPIL’s management team will take into account shareholders’ rights and interests when the management seriously evaluates the Hon Hai Deal were truly necessary and appropriate, and the actions to implement the Hon Hai Deal were in compliance with the relevant laws and regulations.” The two statements are different, and may mislead investors.

ASE will formally become SPIL’s shareholder on September 30. ASE stated that the share exchange with Hon Hai would dilute SPIL’s existing shareholder, thus it is against SPIL’s strategic alliance with Hon Hai.

SPIL will enter into the SiP Market after its alliance with Hon Hai, which will directly compete with ASE and result in a conflict of interest. As SPIL’s to-be shareholder and direct competitor, ASE should recuse itself to avoid conflict of interest.

In the past, ASE and USI also conducted vertical integration; now, ASE is against SPIL’s vertical integration with Hon Hai, which is in fact ASE’s purpose to protect its own interest while disregarding SPIL’s shareholders’ interest. This is not only contradictory to ASE’s claims of a pure financial investment purpose, but also shows ASE’s intention to intervene in SPIL’s operation.

Upon becoming a formal shareholder, ASE’s opinions will be respected by SPIL. However, as SPIL’s competitor, SPIL also wish that ASE will keep its promise not to interfere in SPIL’s operation.

SPIL urges that all shareholders should attend the extraordinary shareholder meeting on October 15, 2015, and vote for all the agendas, so that SPIL and Hon Hai’s strategic alliance and share exchange can be completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: September 24, 2015	By:	/s/ Ms. Eva Chen

Eva Chen
Chief Financial Officer